SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of The Securities Exchange Act of 1934

                    ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.
                                (Name of Issuer)

                    ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                    Advantage Advisers Stratigos Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                                 (212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 21, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $20,000,000 (a)    Amount of Filing Fee: $1618.00 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $80.90 per $1,000,000 of Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  ________________________
         Form or Registration No.:  ______________________
         Filing Party:  __________________________________
         Date Filed:  ____________________________________

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


ITEM 1.  SUMMARY TERM SHEET.

                  As stated in the offering documents of Advantage Advisers Stratigos Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Fund's offer to purchase Interests from Members (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Friday, December 19, 2003, unless the Offer is extended.

                  The net asset value of the Interests will be calculated for this purpose on December 31, 2003 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2003, which the Fund expects will be completed by the end of February 2004, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

                  Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest, subject to any extension of the Offer, the Fund will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's First Amended and Restated Limited Liability Company Agreement dated as of June 5, 2003 (the "LLC Agreement")) no later than January 10, 2004, at least 95% of the unaudited net asset value of the Member's Interest tendered and accepted by the Fund based on the Fund's calculation of the net asset value as of December 31, 2003, less any incentive allocation payable to Advantage Advisers Management, L.L.C., the investment adviser of the Fund (the "Adviser") on December 31, 2003, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note (the "Note") that will be held in the Member's brokerage account through which the Member invested in the Fund.

                  A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than January 10, 2004, subject to any extension of the Offer. The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings, (which the Fund does not intend to do).

                  Following this summary is a formal notice of the Fund's Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Friday, December 19, 2003, the expected expiration date of the Offer. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Wednesday, January 21, 2004, 40 business days from the commencement of the Offer, assuming their Interest has not yet been accepted for purchase by the Fund.

                  If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc., at P.O. Box 358, Claymont, DE 19703, attention Angela C. Carn, or (ii) fax it to PFPC Inc. at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Friday, December 19, 2003. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, DECEMBER 19, 2003).

                  Of course, the value of the Interests will change between September 30, 2003 (the last time prior to the date of this filing as of which net asset value has been calculated), and December 31, 2003, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                  Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Friday, December 19, 2003, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through December 31, 2003, when the net asset value of the Member's Interest is calculated.

ITEM 2.  ISSUER INFORMATION.

                  (a) The name of the issuer is Advantage Advisers Stratigos Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.

                  (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on September 30, 2003, there was approximately $16,297,777 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to all of the outstanding Interests, but an amount not more than $20 million of Interests, that are tendered by and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

                  (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a) The name of the filing person is Advantage Advisers Stratigos Fund, L.L.C. The Fund's principal executive office is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is
(212) 667-4225. The investment adviser of the Fund is Advantage Advisers Management, L.L.C. The principal executive office of the Adviser is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The Fund's managers ("Managers" or "Board of Managers" as the context requires) are Jesse H. Ausubel, Lawrence Becker, James E. Buck, Luis F. Rubio, Janet L. Schinderman and Howard M.

Singer. Their address is c/o Advantage Advisers Management, L.L.C., 200 Park Avenue, 24th Floor, New York, New York 10166 and their telephone number is (212) 667-4225.

ITEM 4.  TERMS OF THIS TENDER OFFER.

                  (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to all of the outstanding Interests, but an amount not more than $20 million of Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on Friday, December 19, 2003 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                          (ii) The purchase  price of Interests  tendered to the
Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

                          For a Member that tenders its entire Interest, payment
of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (i) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2003, over (ii) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten calendar days after the Valuation Date and will not be transferable.

                          The Note will be payable in cash  within ten  calendar
days after completion of the audit of the financial statements of the Fund for calendar year 2003. It is anticipated that the audit of the Fund's financial statements for calendar year 2003 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                          A Member that tenders for  purchase  only a portion of
its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

                          A copy  of:  (a) the  Cover  Letter  to the  Offer  to
Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

                          (iii) The  scheduled  expiration  date of the Offer is
12:00 midnight, Eastern Time, Friday, December 19, 2003.

                          (iv) Not applicable.

                          (v) The Fund reserves the right,  at any time and from
time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on December 31, 2003, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                          (vi) A tender of an Interest  may be  withdrawn at any
time before 12:00 midnight, Eastern Time, Friday, December 19, 2003 and, if such Interest has not then been accepted for purchase by the Fund, at any time after Wednesday, January 21, 2004, 40 business days from the commencement of the Offer.

                          (vii) Members wishing to tender Interests  pursuant to
the Offer should mail a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Angela C. Carn, at the address set forth on page 2 of the Offer or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Angela C. Carn, at one of the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                          Any Member tendering an Interest pursuant to the Offer
may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by PFPC at the address or one of the fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

                          (viii) For  purposes  of the  Offer,  the Fund will be
deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

                          (ix)  Pursuant  to the Offer,  the Fund is offering to
purchase all of the outstanding Interest up to $20 million of Interests. Since the net asset value of the Fund as of the close of business on September 30, 2003 was $16,297,777, the Offer is expected not to be over-subscribed. If the Fund's net assets increase to greater than $20 million and more than $20 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion take one or more of the following actions: (a) accept additional Interests in accordance with of Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                          (x) The  purchase of  Interests  pursuant to the Offer
will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. On an ongoing basis, it may be more difficult for the Fund to generate additional profits operating on a smaller asset base and, as a result of liquidating assets to finance the purchase of Interests, the Fund may be left with a much less liquid portfolio. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on January 1, 2004 and thereafter from time to time.

                          In the event that a substantial portion of outstanding
Interests are tendered pursuant to the Offer, the Adviser may find it difficult to adjust its asset allocation and trading strategies to the reduced amount of assets held by the Fund. In addition, the tender of a substantial portion of outstanding Interests pursuant to the Offer may require that the Fund liquidate positions at an inappropriate time or on unfavorable terms in order to finance the purchase of Interests. This may result in a reduction in the aggregate value of Interests of Members that do not tender their Interests and a lower value for those Members tendering their Interests for purchase. The Board of Managers, in accordance with the LLC Agreement may elect to cause the withdrawal of all Interests and liquidate the Fund at any time, but is under no obligation to do so.

                          (xi) Not applicable.

                          (xii) The following discussion is a general summary of
the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                          In  general,  a  Member  from  which  an  Interest  is
purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

                  (a) (2) Not applicable.

                  (b) Howard M. Singer may tender all or a portion of his Interests.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The Fund's Confidential Memorandum dated August 2003, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum dated August 2003 states that the Adviser expects to recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and December. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. Thus, the Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of November 21, 2003. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2001, December 31, 2002 and June 30, 2003. Those were the only tender offers made by the Fund.

                  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any member of the Board of Managers; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

                  (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of December 1, 2003 and on the first day of each month thereafter, but is under no obligation to do so.

                  (c) The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $20 million (unless the aggregate value of Interests increases beyond this amount as of the Valuation Date and the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and/or
(iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

                  (b) The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, and/or from the proceeds of the sale of securities and portfolio assets held by the Fund.

                  (d) See ITEM 7(b) above.

ITEM 8.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Based on September 30, 2003 estimated values, the Adviser owns approximately $77,648, less than 1% of the Interests. Howard M. Singer, a member of the Board of Managers, owns approximately $39,240, less than 1% of the Interests and may tender all or a portion of his Interests. Panayotis Sparaggis, the portfolio manager of the Fund, owns approximately $112,974, less than 1% of the Interests. In addition, the Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum. Neither the Adviser nor Mr. Sparaggis plan to tender any of their Interests at this time.

                  (b) Other than the acceptance of subscriptions for Interests as of October 1, 2003 and November 1, 2003, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  No  persons  have  been  employed,   retained  or  are  to  be
compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.          FINANCIAL STATEMENTS.

                  (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

                  Audited financial statements for the year ended December 31, 2001, previously filed on EDGAR on Form N-30D on March 8, 2002;

                  Audited financial statements for the year ended December 31, 2002 previously filed on EDGAR on Form N-30D on March 13, 2003; and

                  Unaudited financial statements for the six month period from January 1, 2003 to June 30, 2003 previously filed on EDGAR on Form N-CSR on September 3, 2003.

                           (2) The  Fund is not  required  to and  does not file
quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

                           (3) Not applicable.

                           (4) The Fund does not have shares,  and  consequently
does not have book value per share information.

                  (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. Also, if a substantial number of Interests are tendered pursuant to the Offer, the fixed costs associated with the operations of the Fund may increase relative to the assets of the Fund. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.          ADDITIONAL INFORMATION.

                  (a) (1) None.

                      (2) None.

                      (3) Not applicable.

                      (4) Not applicable.

                      (5) None.

                  (b) None.

ITEM 12.          EXHIBITS.

                  Reference is hereby made to the following exhibits which collectively constitute the Offer and are incorporated herein by reference:

                  A. Cover Letter to the Offer to Purchase and Letter of Transmittal.

                  B.       Offer to Purchase.

                  C.       Form of Letter of Transmittal.

                  D.       Form of Notice of Withdrawal of Tender.

                  E.       Forms  of  Letters   from  the  Fund  to  Members  in
                           connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ADVANTAGE ADVISERS STRATIGOS FUND, L.L.C.

                                             By: Board of Managers

                                                 By: /s/ Howard M. Singer
                                                     ---------------------------
                                                     Name: Howard M. Singer
                                                     Title: Manager

November 21, 2003

                                  EXHIBIT INDEX


EXHIBIT

A        Cover Letter to the Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase.

C        Form of Letter of Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.